SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*
                                Alza Corporation
                                (Name of Issuer)
                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
                                  022 615 108
                                 (CUSIP Number)
                                   Copies to:

           John J. McGraw                          Philip A. Gelston, Esq.
       CIBA-GEIGY Corporation                      Cravath, Swaine & Moore
       444 Saw Mill River Road                         Worldwide Plaza
       Ardsley, New York 10502                        825 Eighth Avenue
           (914) 479-2041                            New York, NY 10019
                                                       (212) 474-1000

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 March 22, 1995
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 Pages

                                  SCHEDULE 13D
CUSIP No. 022615108                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Ciba-Geigy Corporation
                             I.R.S. No. 13-1834433
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)       |_|

                                                                 (b)       |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
       NUMBER OF SHARES           7         SOLE VOTING POWER
         BENEFICIALLY                            3,964,620
         OWNED BY EACH
       REPORTING PERSON
             WITH

                                  8         SHARED VOTING POWER


                                  9         SOLE DISPOSITIVE POWER
                                                  1,209,800

                                  10        SHARED DISPOSITIVE POWER
                                                  2,754,820
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,964,620
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 7)

                                  Statement Of

                             CIBA-GEIGY CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                ALZA CORPORATION

     CIBA-GEIGY Corporation (the "Company") hereby supplements and amends its statement on Schedule 13D originally filed on February 3, 1978 (the "Schedule 13D"), as amended and restated by Amendments Nos. 1, 2, 3, 4, 5 and 6 filed on June 22, 1982, December 9, 1988, December 21, 1988, March 20, 1991, March 27,
1991 and May 19, 1994, respectively, with respect to the Company's beneficial ownership of shares of the Common Stock, par value $.01 per share (the "Common Stock"), of ALZA Corporation, a Delaware corporation ("ALZA").

Item 4.  Purpose of Transaction.

     The Company sold 769,615 shares of Common Stock on the dates and for the purchase prices per share as set forth in Item 5(c).

     Since 1982, the Company has held its shares of Common Stock for investment purposes.

     The Company's purpose in effecting its sale of Common Stock is to realize a substantial portion of its remaining investment in ALZA. The Company holds the remainder of its Common Stock for investment purposes. Depending upon market conditions and other relevant factors, the Company may in the future sell all or part of its remaining shares of Common Stock or enter into options or other arrangements covering all or part of its investment in ALZA.

     2,754,820 shares of Common Stock are subject to the exchange rights of $100,000,000 aggregate principal amount of 6 1/4% exchangeable subordinated debentures due 2016 (the "Debentures") of the Company exchangeable into shares of Common Stock at an exchange rate of $36.30 principal amount of Debentures per share, or in certain circumstances for cash. The foregoing exchange rate reflects a 2-for-1 split of the Common Stock which occurred on December 18, 1991. The terms of the Debentures were set forth in Exhibit A to Amendment No. 5 to the Schedule 13D, under "Form of Reverse of Debenture", which Exhibit was previously filed.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b).  The Company beneficially owns the following securities of
ALZA:

         Security                          Percent of Class

          3,964,620 shares of Common
          Stock.*                               4.8%

          *Of the 3,964,620 shares of
          Common Stock, the Company
          has sole voting and
          investment power over
          1,209,800 shares and the
          remainder have been
          deposited with an escrow
          agent and are subject to
          the terms of an escrow
          agreement relating to the
          Debentures.

     (c). The Company sold shares of Common Stock on the dates, in the amounts and for the purchase price per share as set forth in the table below. All transactions took place on the New York Stock Exchange.


                          No. of Shares of           Purchase Price
Date of Sale             Common Stock Sold              Per Share

March 16, 1995                8,000                     $22.625

March 16, 1995               19,400                      22.50

March 16, 1995               19,500                      22.375

March 17, 1995               22,500                      22.125

March 17, 1995               14,900                      22.25

March 17, 1995               38,800                      22.375

March 17, 1995                1,700                      22.50

March 20, 1995              300,300                      22.25

March 20, 1995              178,900                      22.375

March 20, 1995                1,000                      22.50

March 21, 1995                5,000                      22.25

March 21, 1995               45,000                      22.50

March 21, 1995                9,700                      22.625

March 22, 1995                9,915                      22.25

March 22, 1995               46,300                      22.125

March 22, 1995               31,000                      22.00

March 22, 1995               17,700                      22.375
                             ------

Total                       769,615 Shares


     (d).  Not Applicable.

     (e). As of March 22, 1995, the Company ceased to be a beneficial owner of more than five percent of the Common Stock. Therefore, the Company is no longer required to file amendments to the Schedule 13D.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1995


                                     CIBA-GEIGY CORPORATION

                                       by

                                           /s/ Stanley Sherman
                                        Name:  Stanley Sherman
                                        Title: Vice President,
                                        Finance & Information
                                        Services